Exhibit 99.1

GLOBANT S.A.

société anonyme

5, rue Guillaume Kroll

L-1882 Luxembourg

R.C.S. Luxembourg B 173727

(the “Company”)

Convening Notice to the

Annual General Meeting and Extraordinary General Meeting of Shareholders

to be held on May 4, 2015 at the registered office of the Company

Dear Shareholders,

The Board of Directors of Globant S.A. (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders of Globant S.A. to be held on May 4, 2015, at 15.00 (CET), at the registered office of the Company (5, rue Guillaume Kroll, L-1882 Luxembourg).

Immediately following the conclusion of the Annual General Meeting of Shareholders, the Company will hold an Extraordinary General Meeting of Shareholders at the same place.

The agenda of the meetings are the following:

Agenda of the Annual General Meeting, Proposed Resolutions and Recommendations.

1. Acknowledgement of the postponement of the date of the Annual General Meeting.

No vote is required on this item of the agenda.

2. Presentation of the reports of the independent auditor and of the reports of board of directors of the Company on the consolidated accounts for the financial year ended on December 31, 2013 and December 31, 2014 and on the annual accounts of the Company for the financial year ended on December 31, 2014.

No vote is required on this item of the agenda.

3. Approval of the consolidated accounts of the Company prepared under EU IFRS as of and for the year ended December 31, 2013.

Draft resolution (Resolution I)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the consolidated accounts of the Company prepared under EU IFRS for the financial year ended on December 31, 2013.”

Recommendation

The Board recommends a vote FOR approval of the Company’s consolidated accounts as of December 31, 2013, after due consideration of the reports from each of the Board of Directors and the independent auditor on such consolidated accounts.

4. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the year ended December 31, 2014.

Draft resolution (Resolution II)

“The general meeting, after having reviewed the management report of the board of directors and the reports of the independent auditor of the Company, approves the consolidated accounts of the Company prepared under EU IFRS and IFRS for the financial year ended on December 31, 2014.”

Recommendation

The Board recommends a vote FOR approval of the Company’s consolidated accounts prepared under EU IFRS and IFRS for the financial year ended on December 31, 2014, after due consideration of the reports from each of the Board of Directors and the independent auditor on such consolidated accounts.

5. Approval of the Company’s annual accounts under LUX GAAP as of December 31, 2014.

Draft resolution (Resolution III)

“The general meeting, after having reviewed the management report of the board of directors and the report of the independent auditor of the Company, approves the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2014.”

Recommendation

The Board recommends a vote FOR approval of the Company’s annual accounts as of December 31, 2014, after due consideration of the Board of Director’s management report and the report from the independent auditor on such annual accounts.

6. Allocation of results for the financial year ended December 31, 2014.

Draft resolution (Resolution IV)

“The general meeting acknowledges that the Company has made a loss of USD $5,628,285.23 during the financial year ended December 31, 2014 and resolves to carry forward this loss of USD $5,628,285.23 to the next financial year.”

Recommendation

During the financial year ended on 31 December 2014 the Company has made a loss of USD $5,628,285.23. This loss is primarily explained by Initial Public Offering Expenses, which include underwriter commissions, legal and audit fees, among others. The Board suggests the following allocation of the result:

Result of the financial year	USD	- 5,628,285.23
Allocation to the legal reserve	-	-
Distribution of dividends	-	-
Result to be carried forward to the following year	USD	- 5,628,285.23

7. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2014.

Draft resolution (Resolution V)

“The general meeting grants full and total discharge to the members of the board of directors for the exercise of their mandates during the financial year ended on December 31, 2014.”

Recommendation

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as of December 31, 2014, all who were members of the Board during the year 2014, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Board of Directors recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2014.

8. Approval and ratification of the excess compensation of the members of the Board of Directors for the financial year ended on 31 December 2014.

Draft resolutions (Resolution VI)

“The general meeting approves and ratifies the following compensation paid to certain members of the board of directors during the financial year 2014 in excess of the compensation already approved by the general meeting of shareholders held on 15 July 2014:

Name	Cash US$	Stock Options
Martin Migoya	-	87,750
Martin Gonzalo Umaran	-	37,500
Guibert Andres Englebienne	-	37,500
Francisco Alvarez-Demalde	-	-
Bradford Eric Bernstein	-	-
Mario Vazquez	-	-
Philip Odeen	-	-
Robert Norman	-	-
Marcos Galperin	25,000	22,170
Timothy Mott	25,000	22,170

“

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the Directors of the Company.

The total compensation to the members of the Board for the financial year 2014 (including the compensation already approved by the annual general meeting of shareholders held on 15 July 2014) was US$150,000 and a grant of stock options of up to an aggregate amount of 207,090 at an exercise price of US$10 each, allocated as follows:

Name	Cash US$	Stock Options
Martin Migoya	-	87,750
Martin Gonzalo Umaran	-	37,500
Guibert Andres Englebienne	-	37,500
Francisco Alvarez-Demalde	-	-
Bradford Eric Bernstein	-	-
Mario Vazquez	50,000	-
Philip Odeen	50,000	-
Robert Norman	-	-
Marcos Galperin	25,000	22,170
Timothy Mott	25,000	22,170

The Compensation Committee of the Company recommends a vote FOR the proposed compensation of directors.

9. Approval of the compensation of the members of the Board of Directors for the financial year ending on 31 December 2015.

Draft resolutions (Resolution VII)

“The general meeting approves the following compensation for the members of the board of directors for the financial year 2015:

Name	Cash US$
Martin Migoya	-
Martin Gonzalo Umaran	-
Guibert Andres Englebienne	-
Francisco Alvarez-Demalde	-
Bradford Eric Bernstein	-
Mario Vazquez	100,000
Philip Odeen	50,000
David J. Moore	-
Marcos Galperin	50,000
Timothy Mott	50,000

“

Recommendation

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

The proposed aggregate compensation to our directors for the financial year 2015 amounts to up to US$ 250,000, according to the following:

Name	Cash US$
Martin Migoya	-
Martin Gonzalo Umaran	-
Guibert Andres Englebienne	-
Francisco Alvarez-Demalde	-
Bradford Eric Bernstein	-
Mario Vazquez	100,000
Philip Odeen	50,000
David J. Moore	-
Marcos Galperin	50,000
Timothy Mott	50,000

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the Directors of the Company.

The Compensation Committee of the Company recommends a vote FOR the proposed compensation of directors.

10. Appointment of Deloitte Audit as independent auditor for the annual accounts of the Company for the financial year ending on December 31, 2015.

Draft resolution (Resolution VIII)

“The general meeting renews the mandate of Deloitte Audit as independent auditor for the annual accounts of the Company as at December 31, 2015 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2016.”

Recommendation

The Audit Committee of the Company recommends a vote FOR the re-appointment of Deloitte Audit as independent auditor for the annual accounts of the Company as at December 31, 2015 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2016.

11. Appointment of Deloitte & Co S.A. as independent auditor for the consolidated accounts of the Company for the financial year ending on December 31, 2015.

Draft resolution (Resolution IX)

“The general meeting appoints Deloitte & Co S.A., as independent auditor for the consolidated accounts of the Company as at December 31, 2015 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2016.”

Recommendation

The Audit Committee of the Company recommends a vote FOR the appointment of Deloitte & Co S.A. as independent auditor for the consolidated accounts of the Company as at December 31, 2015 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2016.

12. Renewal of the mandate of Mr. Francisco Alvarez-Demalde as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2018.

Draft resolution (Resolution X)

“The general meeting renews the mandate of Francisco Alvarez-Demalde as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.”

Recommendation

The Directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided however the Directors shall be elected on a staggered basis, with one third (1/3) of the Directors being elected each year and provided further that such four-year term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The Directors shall be eligible for re-election indefinitely.

The Corporate Governance and Nominating Committee of the Company recommends a vote FOR the re-election of Francisco Alvarez-Demalde as member of the Board for a term of three (3) years, ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2018.

Set forth below is a summary biographical information of the candidate:

Mr. Álvarez-Demalde has been a member of the Company’s board of directors since 2007. He is a founding Partner of Riverwood Capital, a leading growth-capital private equity firm focused on the global technology industry, and one of the largest investors in Globant. From 2005 to 2007, he was an investment executive at Kohlberg Kravis Roberts & Co., where he focused on leveraged buyouts in the technology industry and other sectors. Mr. Álvarez-Demalde was also an executive at Eton Park Capital Management, where he focused on private equity investments in emerging markets, and at Goldman Sachs & Co. Mr. Álvarez-Demalde also currently serves as a director of LAVCA, Mandic, Navent, VTEX and GoIntegro. Mr. Álvarez-Demalde earned a bachelor’s degree in economics from Universidad de San Andres, Argentina, which included an exchange program at the Wharton School at the University of Pennsylvania.

13. Renewal of the mandate of Mr. Bradford Eric Bernstein as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2018.

Draft resolution (Resolution XI)

“The general meeting renews the mandate of Bradford Eric Bernstein as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.”

Recommendation

The Directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided however the Directors shall be elected on a staggered basis, with one third (1/3) of the Directors being elected each year and provided further that such four-year term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The Directors shall be eligible for re-election indefinitely.

The Corporate Governance and Nominating Committee of the Company recommends a vote FOR the re-election of Bradford Eric Bernstein as member of the Board for a term of three (3) years, ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2018.

Set forth below is a summary biographical information of the candidate:

Mr. Bernstein has served as a member of the Company’s board of directors since 2008. He joined FTV Capital in 2003 and is currently a Partner and head of the New York office, managing staff and operations there. Prior to joining FTV Capital, Mr. Bernstein was a Partner at Oak Hill Capital Management and its predecessors, where he managed the business and financial services group. In addition to his responsibilities at Globant, Mr. Bernstein currently serves on the board of directors of Apex Fund Services, World First Group and Utopia, Inc. Mr. Bernstein received a bachelor’s degree, magna cum laude, from Tufts University.

14. Renewal of the mandate of Mr. Philip Odeen as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2018.

Draft resolution (Resolution XII)

“The general meeting renews the mandate of Philip Odeen as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.”

Recommendation

The Directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided however the Directors shall be elected on a staggered basis, with one third (1/3) of the Directors being elected each year and provided further that such four-year term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The Directors shall be eligible for re-election indefinitely.

The Corporate Governance and Nominating Committee of the Company recommends a vote FOR the re-election of Philip Odeen as member of the Board for a term of three (3) years, ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2018.

Set forth below is a summary biographical information of the candidate:

Mr. Odeen has served as a member of the Company’s board of directors since 2012. Mr. Odeen has also served as a director and proxy director of DRS Technologies, Inc. since 2013. From 2009 to 2013, Mr. Odeen served as the chairman of the board of directors and lead independent director of AES Corporation and as a director of AES Corporation from 2003 to 2013. From 2008 to 2013, Mr. Odeen served as the chairman of the board of directors of Convergys Corporation and as a director of Convergys Corporation from 2000 to 2013. Mr. Odeen has served as a director of QinetiQ North America, Inc. since 2006, Booz Allen Hamilton, Inc. since 2008 and ASC Signal Corporation since 2009. From 2006 to 2007, Mr. Odeen served as chairman of the board of directors of Avaya Corporation. He served on the board of directors of Reynolds and Reynolds Company from 2000 to 2007, and as its chairman from 2006 to 2007. Mr. Odeen was a director of Northrop Grumman from 2003 to 2008. Mr. Odeen retired as chairman and chief executive officer of TRW Inc. in December 2002.

15. Appointment of Mr. David J. Moore as member of the board of directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2018.

Draft resolution (Resolution XIII)

“The general meeting appoints David Moore as member of the board of directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2018.”

Recommendation

The Directors are appointed by the General Meeting of Shareholders for a period of up to four (4) years; provided however the Directors shall be elected on a staggered basis, with one third (1/3) of the Directors being elected each year and provided further that such four-year term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The Directors shall be eligible for re-election indefinitely.

The Corporate Governance and Nominating Committee of the Company recommends a vote FOR the appointment of David Moore as member of the Board for a term of three (3) years, ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2018.

Set forth below is a summary biographical information of the candidate:

Mr. Moore is Chairman of Xaxis and President of WPP Digital. He has over 35 years of experience in media and technology. He founded and led 24/7 Media’s (now Xaxis) growth from start-up to a leader in digital marketing and ad technology. 24/7 Media (TFSM) was listed on NASDAQ in 1998 and he led it until it was sold to WPP in 2007. He is a member of the Interactive Advertising Bureau’s (IAB’s) Board of Directors and Executive Committee. Previously the IAB’s Chairman from 2009 to 2011, Mr. Moore has been an active member since 2002. He also serves on the boards of DASL and DTSI, which are both joint ventures with Dentsu in Japan and Korea and the Board of Directors of the Advertising Education Foundation (AEF).

Agenda of the Extraordinary General Meeting, Proposed Resolution and Recommendation.

1. Decision to increase the authorized capital of the Company, excluding the Company's share capital, up to the amount of US$ 5,109,380.40, including authorization to the Board of Directors to waive, suppress or limit any pre-emptive subscription rights of existing shareholders for any issue or issues of common shares within the scope of the Company’s authorized capital and subsequent amendment of articles 6.1 and 6.2 of the articles of association.

Draft resolution (Resolution I)

“After having heard the report of the board of directors prepared in accordance with article 32-3 (5) of the law of 10 August 1915 on commercial companies, as amended (a copy of which shall remain attached to the present deed to be registered therewith), the general meeting resolves to increase the amount of the authorized share capital of the Company from its current amount to an amount of five million one hundred nine thousand three hundred eighty US dollars and forty cents (USD 5,109,380.40), excluding the amount of the issued share capital, represented by four million two hundred fifty-seven thousand eight hundred seventeen (4,257,817) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) each.

The general meeting further decides that the board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital to such persons and on such terms as it shall see fit, and specifically to proceed to such issue without reserving a pre-emptive subscription right for the existing shareholders during a period ending on the fifth (5th) anniversary of the date of publication in the Mémorial C, Recueil des Sociétés et Associations of the minutes of the extraordinary general meeting of shareholders held on 4 May 2015. Such common shares may be issued above, at or below market value, above or at nominal value as well as by way of incorporation of available reserves (including premium).

For the purpose of the above, the general meeting expressly waives and suppresses and authorizes the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board of directors deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized share capital.

Finally, the general meeting resolves to amend articles 6.1 and 6.2 of the articles of association of the Company so that they shall read as follows:

“6.1 The Company’s authorized capital, excluding the Company's share capital, is set at five million one hundred nine thousand three hundred eighty US dollars and forty cents (USD 5,109,380.40) consisting in four million two hundred fifty-seven thousand eight hundred seventeen (4,257,817) common shares having a nominal value of one US dollar and twenty cents (USD 1.20) per common share.”

“6.2 The board of directors is authorized to issue common shares, to grant options to subscribe for common shares and to issue any other instruments convertible into, or giving rights to, common shares within the limit of the authorized share capital, to such persons and on such terms as it shall see fit, and specifically to proceed to such issue without reserving a pre-emptive subscription right for the existing shareholders during a period ending on the fifth (5th) anniversary of the date of publication in the Mémorial C, Recueil des Sociétés et Associations of the minutes of the extraordinary general meeting of shareholders held on 4 May 2015. Such common shares may be issued above, at or below market value, above or at nominal value as well as by way of incorporation of available reserves (including premium). The general meeting has waived and suppressed and has authorized the board of directors to waive, suppress or limit any pre-emptive subscription rights of shareholders to the extent the board deems such waiver, suppression or limitation advisable for any issue or issues of common shares within the scope of the Company’s authorized (un-issued) share capital. This authorization may be renewed, amended or extended once or several times by resolution of the general meeting of shareholders, adopted in the manner required for an amendment of these articles of association. Upon an issue of shares within the authorized share capital the board shall have the present articles of association amended accordingly.””

Recommendation

The Board recommends a vote FOR approval of the increase of the Company’s authorized capital. The reasons of and justification for the proposed increased of the authorized capital of the Company are detailed in the report of the Board prepared in accordance with article 32-3(5) of the law of 10 August 1915 on commercial companies, as amended.

***************

The Annual General Meeting and the Extraordinary General Meeting (together the “Meetings”) shall be conducted in conformity with the voting requirements of the Luxembourg law on commercial companies dated 10 August 1915 as amended and the Company’s Articles of Association.

Each of the items to be voted on the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of common shares present or represented at the Meeting.

The Extraordinary General Meeting will validly deliberate on the resolution on its agenda provided that a quorum of 50% of the Company’s issued share capital is present or represented. The resolution will be validly adopted by at least two-thirds of the votes validly cast in favour by the shareholders present or represented. If the aforementioned quorum is not met, the extraordinary general meeting may be reconvened by the Board and at the reconvened meeting no quorum will be required.

Any shareholder who holds one or more common shares(s) of the Company on April 13, 2015 (the “Record Date”) shall be admitted to the Meetings and may attend the Meetings in person or vote by proxy. Shareholders who have sold their common shares between the Record Date and the date of the Meetings cannot attend the Meetings or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

On the date of this Convening Notice, the Company has 33,909,247 (thirty three million nine hundred nine thousand two hundred forty seven) common shares each having a voting right. Each common share is entitled to one vote.

Attached to this notice is a proxy card which you will need to complete in order to vote your common shares by proxy. Proxy cards must be received by American Stock Transfer & Trust Company, LLC and returned no later than 3:00 p.m. New York City Time on April 28, 2015 in order for such votes to count.

Please consult the Company’s website as to the procedures for attending the Meetings or to be represented by way of proxy. A copy of this notice is also available on the Company’s website.

Copies of the consolidated accounts of the Company as of and for the years ended December 31, 2013 and December 31, 2014 and the Company’s annual accounts as of December 31, 2014 together with the relevant management and audit reports and the report of the Board of Directors prepared in accordance with article 32-3(5) of the law of 10 August 1915 on commercial companies, as amended, are available on the Company’s website www.globant.com and may also be obtained free of charge at the Company's registered office in Luxembourg.

Yours faithfully,

For the board of directors of the Company

_____________________

Martin Migoya

Title: Director

Procedures for Attending the Meeting and Voting by Proxy

Any shareholder who holds one or more common shares(s) of the Company on April 13, 2015 (the “Record Date”) shall be admitted to the Meeting and may attend the Meeting in person, through his duly appointed attorney or vote by proxy. Shareholders who wish to attend the General Meetings in person and vote their shares directly may either inform the Company directly in writing at the address indicated below or mark the appropriate box on their proxy card and mail the card to American Stock Transfer & Trust Company, LLC, in either case no later than April 28, 2015. Each attorney must properly evidence his powers to represent a shareholder by a valid power-of-attorney which should be filed no later than April 28, 2015, at the address indicated below.

In the case of common shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to attend and vote at the Meeting, by means of a proper document (such as a special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document should be filed not later than April 28, 2015, at the address indicated below.

Address for filing powers-of-attorney:

Globant S.A.

5, rue Guillaume Kroll

L-1882, Luxembourg

Attention: Pablo Rojo

To vote by proxy, holders of common shares will need to complete proxy cards. Proxy cards must be received by the American Stock Transfer & Trust Company, LLC at the return address indicated on the proxy cards, no later than 3:00 p.m. New York City Time on April 28, 2015 in order for such votes to count.

If you hold your common shares through a brokerage account, please contact your broker to receive information regarding how you may vote your shares.

GLOBANT S.A.

May 4, 2015

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The convening notice and proxy card
are available at www.globant.com

E-MAIL - Completed proxy cards may be sent via email as a PDF attachment to American Stock Transfer & Trust Company at the following email addresses: proxy@amstock.com and admin1@amstock.com Please be sure to send your completed proxy card via PDF to both of the email addresses provided and to use the subject line: "Globant Proxy Card".

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the General Meetings.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS (OR THE RELEVANT BOARD COMMITTEE) RECOMMENDS A VOTE "FOR" RESOLUTIONS 1-13 OF THE ANNUAL GENERAL MEETING AND RESOLUTION 1 OF THE EXTRAORDINARY GENERAL MEETING. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE OR BY E-MAIL. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The undersigned acknowledges receipt from the Company before the execution of this proxy of the Convening Notice, the 2014 Consolidated Accounts of the Company prepared in accordance with IFRS, the 2014 Consolidated Accounts of the Company prepared in accordance with IFRS-EU, the 2013 Consolidated Accounts of the Company prepared in accordance with IFRS-EU, the 2014 Standalone Accounts of the Company prepared in accordance with Luxembourg GAAP, the management and auditor reports related to the 2014 and 2013 Accounts, and the Report of the Board of Directors on the Increase in Authorized Share Capital.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETINGS. ☐

If amendments or new resolutions are presented at the General Meetings, I irrevocably give the Chairman of the General Meetings the power to vote in my name and as he or she deems fit unless I mark the box below:

I abstain: ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Resolutions of the Annual General Meeting:	FOR	AGAINST	ABSTAIN
1. The approval of the consolidated accounts of the Company prepared under IFRS EU as of and for the financial year ended December 31, 2013.	☐	☐	☐
2. The approval of the consolidated accounts of the Company prepared under IFRS and IFRS EU as of and for the financial year ended on December 31, 2014.	☐	☐	☐
3. The approval of the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2014.	☐	☐	☐
4. The acknowledgement and allocation of the Company's results during the financial year ended on December 31, 2014.	☐	☐	☐
5. The grant of full and total discharge to the members of the Board of Directors during the financial year ended on December 31, 2014.	☐	☐	☐
6. The approval of excess compensation to certain members of the Board of Directors during the 2014 financial year.	☐	☐	☐
7. The approval of the compensation for the Board of Directors for the 2015 financial year.	☐	☐	☐
8. The election of Deloitte Audit as the independent auditor for the annual accounts of the Company for the 2015 financial year.	☐	☐	☐
9. The election of Deloitte & Co S.A. as the independent auditor for the consolidated accounts of the Company for the 2015 financial year.	☐	☐	☐
10. The election of Mr. Francisco Álvarez-Demalde as a director for a term to expire on the date of the annual general meeting of shareholders in 2018.	☐	☐	☐
11. The election of Mr. Bradford Eric Bernstein as a director for a term to expire on the date of the annual general meeting of shareholders in 2018.	☐	☐	☐
12. The election of Mr. Phillip Odeen as a director for a term to expire on the date of the annual general meeting of shareholders in 2018.	☐	☐	☐
13. The election of Mr. David J. Moore as a director for a term to expire on the date of the annual general meeting of shareholders in 2018.	☐	☐	☐

Resolution for the Extraordinary General Meeting:	FOR	AGAINST	ABSTAIN
1. The approval of the increase in the authorized share capital of the Company and subsequent amendments to Articles of Association.	☐	☐	☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

GLOBANT S.A.

5, rue Guillaume Kroll, L-1882, Luxembourg

The undersigned hereby appoints the Chairman of the General Meetings as proxy, with full power of substitution, to represent and vote as designated on the reverse side, all the shares of Common Stock of Globant S.A. held of record by the undersigned on April 13, 2015, at the Annual General Meeting and Extraordinary General Meeting of Shareholders to be held at the Company's legal address located at 5, rue Guillaume Kroll, L-1882, Luxembourg on May 4, 2015, or any adjournment or postponement thereof.

(Continued and to be signed on the reverse side.)

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